UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Condensed Interim Financial Statements as of March 31, 2019 and for the three months periods ended March 31, 2019 and 2018

Loma Negra Compañía Industrial Argentina Sociedad Anónima.

Condensed Interim Financial Statements as of March 31, 2019 and for the three months periods ended March 31, 2019 and 2018

Loma Negra Compañía Industrial Argentina Sociedad Anónima.

Condensed Interim Consolidated Financial Statements as of March 31, 2019 and for the three months periods ended March 31, 2019 and 2018

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2019 AND 2018

CONTENTS

Unaudited condensed interim consolidated comprehensive income statement
Unaudited condensed interim consolidated balance sheet
Unaudited condensed interim consolidated statement of changes in shareholders’ equity
Unaudited condensed interim consolidated statement of cash flows
Notes to the unaudited condensed interim consolidated financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting opinions and key sources used for estimating uncertainty
4 Net revenues from sales
5 Cost of sales
6 Selling and administrative expenses
7 Other net income and expenses
8 Tax on bank debits and credits
9 Financial income/(loss)
10 Income tax
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Balances and transactions with related parties
15 Other receivables
16 Right to use assets and liabilities for leases
17 Trade accounts receivable
18 Investments
19 Capital stock and other related accounts
20 Accumulated other comprehensive income
21 Loans
22 Accounts payable
23 Provisions
24 Tax liabilities
25 Cash and cash equivalents
26 Financial instruments
27 Nonmonetary transactions
28 Segment reporting
29 Security granted to controlled companies
30 Commitments
31 Subsequent events

Information Report

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT AS OF MARCH 31, 2019 AND 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Notes	03.31.2019	03.31.2018

Net revenues from sales	4	7,437,581,594	7,175,980,991
Cost of sales	5	(5,292,981,940)	(5,508,879,803)

Gross income		2,144,599,654	1,667,101,188

Selling and administrative expenses	6	(626,027,610)	(550,617,795)
Other net income and expenses	7	(2,098,128)	5,827,531

Tax on bank debits and credits	8	(110,997,236)	(102,225,618)

NET FINANCIAL INCOME/(LOSS)
Exchange difference	9	(160,878,941)	(68,708,600)
Income/(loss) for monetary position		203,085,597	137,620,893
Financial income	9	24,838,662	2,987,263
Financial expenses	9	(201,469,881)	(144,748,564)

Income/(loss) before income tax		1,271,052,117	947,236,298

INCOME TAX
Current	10	(342,192,821)	(315,343,594)
Deferred	10	138,364,416	90,713,801

NET INCOME FOR THE PERIOD		1,067,223,712	722,606,505

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Due to exchange differences		(9,483,210)	10,099,565

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS)		(9,483,210)	10,099,565

TOTAL COMPREHENSIVE INCOME/(LOSS)		1,057,740,502	732,706,070

Net income from:
Owners of the parent company		1,013,880,370	670,866,044
Non-controlling interests		53,343,342	51,740,461
NET INCOME FOR THE PERIOD		1,067,223,712	722,606,505

Comprehensive income from:
Owners of the parent company		1,009,043,771	676,016,991
Non-controlling interests		48,696,731	56,689,079
TOTAL COMPREHENSIVE INCOME/(LOSS)		1,057,740,502	732,706,070
Earnings per share (basic and diluted)	11	1.7011	1.1256

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2019, COMPARATIVE WITH DECEMBER 31, 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Notes	03.31.2019	12.31.2018
ASSETS
Non-current assets
Property, plant, and equipment	12	26,603,753,797	24,454,759,160
Intangible assets		237,675,394	244,274,092
Investments	18	1,857,735	1,857,735
Capital gain		18,529,747	18,529,747
Inventories	13	747,215,445	757,037,023
Other receivables	15	938,513,073	1,053,214,582
Right to use assets	16	308,636,371	-
Trade accounts receivable	17	4,004,904	4,526,281
Total non-current assets		28,860,186,466	26,534,198,620

Current assets
Inventories	13	4,824,247,183	4,222,752,956
Other receivables	15	473,940,108	428,434,120
Trade accounts receivable	17	2,678,689,462	2,307,803,308
Investments	18	636,272,119	2,341,921,435
Cash and banks		860,254,707	901,723,964
Total current assets		9,473,403,579	10,202,635,783
Total assets		38,333,590,045	36,736,834,403

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2019, COMPARATIVE WITH DECEMBER 31, 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Notes	03.31.2019	12.31.2018
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	8,032,074,437	8,032,074,437
Reserves		2,548,908,593	2,548,908,593
Retained earnings		7,092,497,598	6,078,617,228
Accumulated other comprehensive income	20	301,982,963	306,819,562
Shareholders’ equity attributable to owners of the parent company		17,975,463,591	16,966,419,820

Non-controlling interests		1,585,175,054	1,536,478,323

Total shareholders’ equity		19,560,638,645	18,502,898,143

LIABILITIES
Non-current liabilities
Loans	21	2,831,317,359	2,914,458,913
Accounts payable	22	98,358,970	432,762,539
Provisions	23	299,636,572	327,102,345
Other payables		24,008,843	8,830,580
Lease payables	16	272,867,959	-
Deferred tax liabilities		3,422,837,730	3,561,363,582

Total non-current liabilities		6,949,027,433	7,244,517,959

Current liabilities
Loans	21	3,572,791,607	3,750,513,098
Accounts payable	22	6,457,199,804	5,424,846,726
Customer advances		167,891,343	188,520,193
Payroll and social security contributions		720,730,992	708,576,211
Tax liabilities	24	854,841,941	871,367,044
Lease payables	16	5,451,374	-
Other payables		45,016,906	45,595,029

Total current liabilities		11,823,923,967	10,989,418,301

Total liabilities		18,772,951,400	18,233,936,260

Total shareholders’ equity and liabilities		38,333,590,045	36,736,834,403

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2019
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Owners contributions								Other comprehensive income
	Capital	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange income/(loss)	Accumulated income/(loss)	Shareholders’ equity attributable to owners of the parent company	Non-controlling interests	Total
Balances as of January 1, 2019	59,602,649	2,505,050,499	4,630,891,823	836,529,466	116,211,941	4,003,835	2,395,018,905	33,673,912	306,819,562	6,078,617,228	16,966,419,820	1,536,478,323	18,502,898,143

Other comprehensive income									(4,836,599)		(4,836,599)	(4,646,611)	(9,483,210)
Income/(loss) for the period										1,013,880,370	1,013,880,370	53,343,342	1,067,223,712
Balances as of March 31, 2019	59,602,649	2,505,050,499	4,630,891,823	836,529,466	116,211,941	4,003,835	2,395,018,905	33,673,912	301,982,963	7,092,497,598	17,975,463,591	1,585,175,054	19,560,638,645

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Owners contributions								Other comprehensive income
	Capital	Capital adjustments	Share premium	Other capital adjustments	Merger premium	Legal reserve	Environmental reserve	Future dividends reserve	Exchange income/(loss)	Accumulated income/(loss)	Shareholders’ equity attributable to owners of the parent company	Non-controlling interests	Total
Balances as of January 1, 2018	59,602,649	2,505,050,498	5,523,505,450	(892,613,628)	836,529,465	115,308,297	4,003,835	33,673,912	37,903,788	6,462,675,723	14,685,639,989	1,109,664,944	15,795,304,933

Other comprehensive income									5,150,947		5,150,947	4,948,618	10,099,565
Income/(loss) for the period										670,866,044	670,866,044	51,740,461	722,606,504
Balances as of March 31, 2018	59,602,649	2,505,050,498	5,523,505,450	(892,613,628)	836,529,465	115,308,297	4,003,835	33,673,912	43,054,735	7,133,541,767	15,361,656,980	1,166,354,023	16,528,011,002

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS AS OF MARCH 31, 2019 AND 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	03.31.2019	03.31.2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	1,067,223,712	722,606,505
Adjustments to calculate cash flows from operating activities
Income tax recognized in results	203,828,405	224,629,793
Depreciation and amortizations	619,344,405	689,655,455
Provisions	16,265,614	11,492,313
Interest lost	287,496,656	65,605,964
Exchange difference	44,029,353	(55,862,379)
Other	(7,840,125)	5,827,623
Changes in operating assets and liabilities
Inventories	(559,459,679)	(344,393,690)
Other receivables	(53,900,915)	(167,338,154)
Trade accounts receivable	(576,003,481)	(422,160,085)
Customer advances	(259,346)	(100,107,388)
Accounts payable	(103,229,099)	(489,303,459)
Lease payables	(17,756,077)	-
Payroll and social security contributions	41,229,739	36,438,174
Provisions	(43,665,370)	(7,182,649)
Tax liabilities	(105,924,848)	(13,186,227)
Other payables	169,591,874	(6,750,743)
Effect of restatement in homogeneous currency	(281,857,202)	(113,162,735)
Income tax paid	(141,542,330)	(120,651,380)
Net cash flows generated from/(applied to) operations	557,571,286	(83,843,062)

CASH FLOWS FROM INVESTING ACTIVITIES
Income from the sale of property, plant, and equipment	6,496,885	2,995,049
Acquisition of property, plant and equipment	(1,893,397,155)	(1,395,377,102)
Acquisition of intangible assets	(924,739)	(2,216,634)
Contributions to the F.F.F.S.F.I Trust	(16,538,659)	(13,221,195)
Net cash flows used in investing activities	(1,904,363,668)	(1,407,819,882)

CASH FLOWS FROM FINANCING ACTIVITIES
New loans	248,125,570	287,737,941
Interest paid	(256,642,596)	(249,931,745)
Repayment of loans	(413,103,327)	(284,697,401)
Net cash flows applied to financing activities	(421,620,353)	(246,891,205)
Net changes in cash and cash equivalents	(1,768,412,735)	(1,738,554,149)
Cash and cash equivalents at the beginning of the year	3,243,645,399	5,247,614,980
Effect of reinstatement in homogeneous currency of cash and equivalents	(24,042,794)	(17,500,945)
Effects of exchange differences on cash and cash equivalents held in foreign currency	45,336,956	58,353,520

Cash and cash equivalents at the closing of the period	1,496,526,826	3,549,913,406

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

1.            LEGAL INFORMATION

Registered office:

Boulevard Cecilia Grierson 355– 4th. Floor, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year:

Fiscal year No. 95, beginning January 1, 2019.

Business of the Company:

The main business of the Company is the manufacturing and marketing of cement and its by-products, and also exploration of the mineral resources used in the production process.

The Company owns 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also owns 21 concrete production plants.

In addition, the Company, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions in the Bidding Terms and Conditions and the Concession Agreement.

The Company also has a controlling interest in Recycomb S.A.U.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and a controlling interest in Yguazú Cementos S.A., a company organized in Paraguay engaged in the manufacture and marketing of cement.

Date of registration with the Argentine Public Registry of Commerce and the Supervisory Board of Companies [IGJ]:

-	Of the bylaws: August 5, 1926 under No 38, on Page 46
-	Last amendment recorded: August 29, 2017, under No 17,557, on Book 85 of Joint-stock companies
-	No. of Registration with the Supervisory Board of Companies [IGJ]: 1,914,357.
-	Taxpayer's ID Number [CUIT]: 30-50053085-1
-	Date of expiration: July 3, 2116.

Parent company:

Cauê Austria Holding GmbH with 51.0437% of the Company’s shares and votes.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Capital structure:

The subscribed for and paid in capital amounts to $59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying condensed interim consolidated balance sheet as of March 31, 2019, the condensed interim consolidated comprehensive income statement, condensed interim consolidated statement of changes in shareholders’ equity and of cash flows for the three months periods ended March 31, 2019 and 2018 and the notes to the condensed interim consolidated financial statements (hereinafter, the “Interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (IFRS) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Company’s consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 issued on March 7, 2019. In the opinion of Management, these unaudited condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2018 presented in these unaudited condensed interim consolidated financial statements arise from our audited consolidated financial statements for the year ended December 31, 2018 restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2018.

The results of operations for the three months periods ended March 31, 2019 and 2018 do not necessarily reflect the results for the full years. The Company believes that the disclosures are adequate to consider that the information presented is not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 9, 2019, the date when the condensed interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2018, issued on March 7, 2019.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main activity	Country	% of direct and indirect ownership as of
			03.31.2019	12.31.2018	03.31.2018
Controlled:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
Yguazú Cementos S.A.	Marketing and manufacture of construction materials	Paraguay	51.00	51.00	51.00

(1)	Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information for subsidiaries with material non-controlling ownership interests. The summarized information does not include intragroup deletions due to consolidation.

a)   Yguazú Cementos S.A.

	03.31.2019	12.31.2018
Current assets (1)	1,531,756,749	1,428,890,771
Non-current assets	4,464,051,132	4,603,271,401
Current liabilities (2)	874,328,427	839,375,788
Non-current liabilities (2)	2,183,752,909	2,394,238,662
Shareholders’ equity attributable to owners of the parent company	1,498,289,582	1,427,306,060
Non-controlling interests	1,439,436,963	1,371,241,660

(1)	Includes 522,233,953 and 638,165,332 of cash and cash equivalents as of March 31, 2019 and December 31, 2018, respectively.
(2)	Includes the financial loans described in Note 21.

	03.31.2019	03.31.2018
Net revenues from sales	733,273,957	547,803,379
Financial income/(loss)	(55,287,162)	(48,199,610)
Depreciations	(109,935,770)	(86,325,242)
Income tax	(13,673,193)	(7,617,603)
Net income	148,662,025	95,667,927

	03.31.2019	03.31.2018
Net cash flows from operating activities	272,155,288	64,847,992
Net cash flows used in investment activities	(2,592,939)	(1,538,517)
Net cash flows applied to financing activities	(381,283,788)	(101,436,386)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The figures presented for Yguazú Cementos S.A. arise from the information provided by that company, adjusted to conform to the Company's accounting policies and in compliance with IFRS.

b)   Ferrosur Roca S.A.

	03.31.2019	03.31.2018

Current assets	787,627,479	791,294,510
Non-current assets	1,967,202,286	2,021,029,457
Current liabilities	1,852,115,675	1,804,840,206
Non-current liabilities	169,125,737	135,420,427
Shareholders’ equity attributable to owners of the parent company	586,870,682	665,759,590
Non-controlling interests	146,717,671	166,439,897

Three months period	03.31.2019	03.31.2018
Net revenues from sales	685,748,204	697,076,718
Financial income/(loss)	(52,804,013)	(19,630,376)
Depreciations	109,295,570	97,360,275
Income tax	3,320,572	120,037,191
Net income/(loss) for the period	(98,611,134)	24,323,883

Three months period	03.31.2019	03.31.2018
Net cash flows applied to operations	182,804,989	(7,763,340)
Net cash flows applied to investing activities	(34,070,609)	(72,924,396)
Net cash flows from financing activities	(109,678,482)	133,965,217

2.3 Accounting policies

These condensed interim consolidated financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the fiscal year ended December 31, 2018, except for the adoption of new standards and interpretations effective as of January 1, 2019.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

●	Adoption of new and revised IFRS

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective as of March 31, 2019 as described in note 2.2 to the Company's annual consolidated financial statements as of December 31, 2018.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

●	New standards

New standards and interpretations issued during the three months period ended March 31, 2019 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2018. Note 16 contains a description of the impact of the application of IFRS 16 to these consolidated condensed interim financial statements.

2.3.2 Ferrocarril Roca Management Trust

The interest in the Ferrocarril Roca Management Trust is valued at cost value, taking into account the value of contributions made, net of trust expenses, plus the financial income/(loss) accrued until the closing of the fiscal year/period. The following unconsolidated information is for the entity not controlled by Ferrosur Roca S.A.

As of March 31, 2019 and December 31, 2018, Ferrosur Roca S.A. owns 100% of the following (unconsolidated) assets and liabilities:

	03.31.2019	12.31.2018

Current assets	77,074,368	62,581,344
Current liabilities	73,810	82,503
Shareholders’ equity	77,000,558	62,498,841

3.            CRITICAL ACCOUNTING OPINIONS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

When applying the Group's accounting policies, the directors of the Company are required to make assessments, estimates and assumptions regarding the carrying amounts of assets and liabilities. The estimates and related assumptions are based on past experience and other factors that are considered relevant. Actual results may differ from these estimates.

The unaudited condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

As a consequence of the activities in which the Company is engaged, the transactions of the Company do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, historically the volume of sales in Argentina has showed a slight increase.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

4.            NET REVENUES FROM SALES

	03.31.2019	03.31.2018
Three months period
Sale of products	7,437,463,690	7,087,304,978
Domestic market	7,431,937,919	7,083,154,577
External market	5,525,771	4,150,401

Services rendered	394,588,603	415,037,164

(-) Bonuses / Discounts	(394,470,699)	(326,361,151)
Total	7,437,581,594	7,175,980,991

Net revenues from sales increased by 3.6% mainly due to a marked increase in the concrete and cement channel in Paraguay, offset by a decrease in the volume of cement sold in Argentina.

5.            COST OF SALES

		03.31.2019		03.31.2018
Three months period
Inventories at the beginning of the year		4,979,789,979		4,281,792,365
Finished products	433,059,255		230,607,880
Products in progress	1,203,531,110		1,027,466,205
Raw materials, materials, fuels and inventory in transit	3,343,199,614		3,023,718,280

Exchange difference		26,449,584		(84,970,728)

Production purchases and expenses of the period		5,858,205,005		5,979,417,452

Inventories at the end of the period		5,571,462,628		4,667,359,286
Finished products	368,681,473		359,991,440
Products in progress	1,570,130,584		1,173,226,057
Raw materials, materials, fuels and inventory in transit	3,632,650,571		3,134,141,789

Cost of sales		5,292,981,940		5,508,879,803

The cost of sales mainly decreased as a result of the lower volume sold in Argentina.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The breakdown of production expenses is as follows:

	03.31.2019	03.31.2018
Three months period
Fees and service fees	97,549,444	97,737,024
Salaries, wages and social security contributions	897,380,450	931,440,602
Personnel transport and travel expenses	37,114,535	38,997,941
Data processing	5,054,259	2,264,618
Taxes, contributions and commissions	105,557,577	91,376,844
Depreciation and amortizations	613,030,741	684,578,911
Preservation and maintenance	594,000,837	532,392,035
Communications	5,106,118	4,419,247
Rent	19,797,075	14,614,867
Personnel benefits	18,927,141	18,927,576
Electricity, gas and water services	1,472,301	1,379,402
Freight	398,070,455	586,329,462
Fuels	783,938,190	843,286,377
Insurance	14,317,625	10,135,324
Packaging	169,563,939	170,647,353
Electricity	600,345,085	512,675,877
Contractors	434,736,328	395,367,838
Tolls	768,010	1,321,513
Royalties	5,073,106	5,801,418
Surveillance	30,811,137	38,520,757
Other	69,652,447	56,383,106
Total	4,902,266,800	5,038,598,092

The decrease in production expenses is mainly due to the decrease in volume sold, offset by the increase of thermal and electricity costs, resulting from the devaluation of the Argentine peso in relation to the US dollar.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

6.            SELLING AND ADMINISTRATIVE EXPENSES

	03.31.2019	03.31.2018
Three months period
Managers, directors and statutory auditors’ fees	72,604,694	31,476,931
Fees and service fees	54,009,262	30,201,277
Salaries, wages and social security contributions	207,462,136	169,637,873
Personnel transport and travel expenses	6,087,923	6,648,084
Data processing	6,740,269	7,381,444
Advertising expenses	12,345,161	9,228,452
Taxes, contributions and commissions	140,637,974	145,941,091
Depreciation and amortizations	32,314,922	39,202,636
Preservation and maintenance	2,760,306	1,813,500
Communications	5,999,865	4,646,626
Rent	6,289,983	7,994,087
Personnel benefits	3,377,382	8,138,431
Electricity, gas and water services	876,685	729,269
Freight	53,451,624	67,903,124
Insurance	8,366,679	7,397,821
Allowance for bad debts	341,771	(8,171)
Surveillance	1,220,069	1,143,769
Other	11,140,905	11,141,551
Total	626,027,610	550,617,795

The increase in selling and administrative expenses is mainly due to the costs of non-recurring administrative structure partially offset by a decrease in the effective rate of the tax on sales and freights resulting from the decreased volume.

7.            OTHER NET INCOME AND EXPENSES

	03.31.2019	03.31.2018
Three months period
Donations	(3,164,045)	(2,105,025)
Contingencies	(6,895,738)	(2,252,086)
Rent	9,598,997	10,654,326
Miscellaneous	(1,637,342)	(469,684)
Total	(2,098,128)	5,827,531

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

8.            TAX ON BANK DEBITS AND CREDITS

The general tax rate for bank debits and credits is 0.6% for amounts credited or debited to or from the Company's bank accounts. For credited and debited amounts, 33% of both items may be used as payment of account of other taxes. 67% on credits and debits is included in this line of the comprehensive income statement.

Under Argentine Law No. 27,432, the Argentine Executive may provide that the percentage of the aforesaid tax that is not computable as payment on account of income tax be progressively reduced by up to an annual twenty percent (20%) as from January 1, 2018, with an option to establish that, in 2022, the tax provided for under Argentine Law No. 25,413, as amended, be fully considered as payment on account of income tax. On May 7, 2018 Decree 409/2018 published in the Official Gazette established that taxpayers subject to the general rate of twelve per thousand may use the 33% on debits and credits to the related bank accounts on account of income tax payable.

9.            FINANCIAL INCOME/(LOSS)

Three months period	03.31.2019	03.31.2018
From exchange differences
Income from exchange differences	9,321,852	-
Expenses for exchange differences	(170,200,793)	(68,708,600)
Total	(160,878,941)	(68,708,600)
Financial income
Interest from temporary investments	-	2,987,263
Interest from leases	4,956,603	-
Updates	19,882,059	-
Total	24,838,662	2,987,263
Financial expenses
Interest expenses	(99,195,418)	(119,468,810)
Tax interest	(31,162,215)	(209,543)
Interest from temporary investments	(23,828,059)	-
Interest from loans to related parties	-	(4,573,773)
Restatement on liabilities	(9,229,555)	(1,997,579)
Other	(38,054,634)	(18,498,859)
Total	(201,469,881)	(144,748,564)

Exchange difference losses are mainly due to the net changes in the valuation of assets and liabilities denominated in US Dollars as a consequence of a devaluation of the Argentine Peso against the US Dollar in the three months period ended March 31, 2019, compared with such variation of the exchange rate during the same period in 2018.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

10.            INCOME TAX

Income tax expense is recognized on the basis of the actual expenses and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

The reconciliation of income tax expense for the three months periods ended March 31, 2019 and 2018 and that which would result from applying the statutory rate in force on the net income before income tax for the condensed interim comprehensive income statement for each period is as follows:

	03.31.2019	03.31.2018

Income/(loss) before income tax	1,271,052,117	947,236,298
Statutory rate (*)	30%	30%
Income tax at statutory rate	(381,315,635)	(284,170,889)
Adjustments for calculation of the effective income tax:
Effect of different rates of foreign subsidiaries (*)	32,467,043	20,657,106
Effect of tax revaluation	291,635,196	-
Effect of change in deferred tax rate	(10,672,035)	91,396,081
Restatement in homogeneous currency	(139,082,136)	(54,611,178)
Other permanent differences	3,139,162	2,099,087
Total income tax	(203,828,405)	(224,629,793)

INCOME TAX
Current	(342,192,821)	(315,343,594)
Deferred	138,364,416	90,713,801
Total	(203,828,405)	(224,629,793)

(*) The statutory rate in force in Argentina is 30 % while in Paraguay the statutory rate is 10%.

Likewise, the breakdown of deferred income as of March 31, 2019 and December 31, 2018 is as follows:

	03.31.2019	12.31.2018
Assets
Tax losses	149,765,726	152,393,594
Provisions	-	17,528,564
Accounts payable	3,527,401	-
Trade accounts receivable	-	1,050,762
Other	13,316,995	6,493,251
Total assets	166,610,122	177,466,171

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Liabilities
Investments	(3,438,051)	(3,258,609)
Property, plant, and equipment	(3,192,987,015)	(3,374,069,485)
Other receivables	(34,402,649)	(23,875,447)
Inventories	(343,615,519)	(317,991,054)
Other	(15,004,618)	(19,635,160)
Total liabilities	(3,589,447,852)	(3,738,829,755)
Total deferred liabilities	(3,422,837,730)	(3,561,363,584)

The effective tax rates calculated for the three months periods ended March 31, 2019 and 2018 were 16% and 23.7%, respectively. During the three months period ended March 31, 2019, the Company adhered to the tax Revaluation prescribed by law No. 27,430, which resulted in a deferred tax profit of $357.8 million, as well as a higher current tax of $ 66 million.

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	03.31.2019	03.31.2018
Net profit attributable to owners of the parent used in the calculation of basic and diluted earnings per share	1,013,880,370	670,866,044

Weighted average number of common shares for the purposes of basic and diluted earnings per share (all measurements)	596,026,490	596,026,490

Basic and diluted earnings per share	1.7011	1.1256

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

12.            PROPERTY, PLANT AND EQUIPMENT

	03.31.2019	12.31.2018

Cost	61,363,017,771	58,596,479,882
Accumulated depreciation	(34,759,263,974)	(34,141,720,722)
Total	26,603,753,797	24,454,759,160

Land	365,492,321	365,593,422
Buildings	5,685,347,713	5,728,365,546
Machinery and equipment	10,914,309,831	11,050,361,494
Transport and freight vehicles	1,303,739,068	1,358,593,675
Furniture and fixtures	41,594,980	45,336,457
Quarries	2,252,366,423	2,192,954,550
Tools	29,635,902	30,259,029
Works in progress	6,011,267,559	3,683,294,987
Total	26,603,753,797	24,454,759,160

The Group acquired assets amounting to $2,806,786,337 during the three months period ended March 31, 2019. The most significant increases during the period ended March 31, 2019 were due to the progress of the L’Amali construction work.

13.            INVENTORIES

	03.31.2019	12.31.2018
Non-current
Spare parts	780,805,655	789,270,824
Allowance for obsolete inventories	(33,590,210)	(32,233,801)
Total	747,215,445	757,037,023

Current
Finished products	368,681,473	433,059,255
Products in progress	1,570,130,584	1,203,531,110
Raw materials, materials and spare parts	2,241,828,033	2,084,530,422
Fuels	643,607,093	501,632,169
Total	4,824,247,183	4,222,752,956

Changes in inventories are mainly due to the increase in the stock levels of clinker, coal and stone.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

14.            BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries have been eliminated and are not disclosed in this note.

The outstanding balances between the Group and related parties as of March 31, 2019 and December 31, 2018 are as follows:

	03.31.2019	12.31.2018
Other related parties:
InterCement Brasil S.A.
Accounts payable	(48,103,518)	(79,050,966)
Cimpor Trading e Inversiones S.A.
Other receivables	17,442,200	4,684,300
Accounts payable	(9,126,878)	(8,966,822)
InterCement Portugal S.A.
Accounts payable	(204,837,429)	(211,659,752)
Loma Negra Holding GmbH
Other receivables	4,897,103	5,473,892

The total balances with related parties by item as of March 31, 2019 and December 31, 2018 is as follows:

	03.31.2019	12.31.2018

Other receivables	22,339,303	10,158,192
Accounts payable	(262,067,825)	(299,677,540)

The amounts outstanding as of March 31, 2019 are unsecured and will be settled in cash.

The breakdown of transactions between the Group and related parties during the periods ended March 31, 2019 and 2018, respectively, is as follows:

	03.31.2019	12.31.2018
InterCement Brasil S.A. – interest and exchange differences	2,946,015	-
InterCement Brasil S.A. – purchase of goods and services	(14,132,376)	(15,572,848)
Cimpor Trading e Inversiones S.A. - exchange differences	827,028	(5,026,074)
Cimpor Trading e Inversiones S.A. - purchase of goods and services	-	(55,479,304)
Cimpor Trading e Inversiones S.A. – sale of services	11,743,015	-
InterCement Portugal S.A. – exchange differences	(2,907,797)	11,603,952
InterCement Portugal S.A.– services received	(64,473,258)	(61,974,736)
Sacopor S.A. – exchange difference	-	(255,537)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The amount charged for fixed and variable compensation of key personnel amounts to $65,492,586 and $20,652,312 for the three months periods ended March 31, 2019 and 2018, respectively. On January 24, 2018, the Board of Directors of the Company approved an incentive program for certain hierarchical personnel calculated based on the value of the shares. As of the date of closing of these condensed interim consolidated financial statements that program has been implemented.

No expense has been recognized in the current period or in prior periods for bad or doubtful accounts related to the amounts owed by related parties.

15.            OTHER RECEIVABLES

	03.31.2019	12.31.2018
Non-current
Tax credits	61,706,496	96,832,480
Contributions to the trust “Fondo Fiduciario para el Fortalecimiento del Sistema Ferroviario Interurbano” (F.F.F.S.F.I.)	77,000,559	62,498,841
Expenses paid in advance	65,587,334	52,977,100
Advance to suppliers	729,393,319	835,556,427
Security deposits	4,825,365	5,349,734
Total	938,513,073	1,053,214,582

	03.31.2019	12.31.2018
Current
Tax credits	158,463,156	145,350,106
Receivables from related parties (Note 14)	22,339,303	10,158,192
Expenses paid in advance	117,519,803	85,073,303
Security deposits	1,393,412	5,496,021
Reimbursement receivable	21,409,988	21,388,698
Advances to suppliers	17,814,459	28,700,554
Personnel loans	6,404,862	9,132,969
Balance receivable from ADSs program	87,183,958	85,983,212
Receivables from sale of property, plant and equipment	20,321,044	26,817,929
Miscellaneous	21,090,123	10,333,136
Total	473,940,108	428,434,120

16.            RIGHT TO USE ASSETS AND LIABILITIES FOR LEASES

On January 13, 2016, the International Accounting Standards Board (IASB) published IFRS 16, a new standard on leases to replace IAS 17, IFRIC 4, SIC-15 and SIC-27, effective for fiscal years beginning on or after January 1, 2019.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Said IFRS introduces that most lease agreements (and sub-lease agreements) are recognized in the accounting of the lease under a single model eliminating the distinction between operating and financial leases, and requires recognizing an asset for the right to use the leased asset and a liability reflecting the obligation to make future payments for the lease. There are no significant changes for the accounting of the lessor in relation to IAS 17.

The Company applied IFRS 16 using the modified retrospective method pursuant to paragraphs C5(b) and C8(b)(ii) as of the date of initial application. Under this method, IFRS 16 is retroactively adopted with the accumulated effect of the initial application recognized as of the date of initial application and the comparative information is not restated.

The Company has executed lease agreements, mainly for offices and land.

As from the application of IFRS 16, the Company has adopted an accounting method for recognition and measurement of all leases.

For leases previously classified as operating leases, the Company has recognized assets for the right to use and liabilities for leases, except for agreements for a term of less than twelve months (short term leases), for those associated to the exploitation of natural resources and for those where the underlying asset has low value. Assets and liabilities are initially measured on the basis of current value. Assets for the right to use have been recognized for an amount equivalent to liabilities for leases. Lease liabilities have been measured at current value of lease payments not paid yet, using the incremental rate for loans of the Company (the lessee) to the date of initial application.

Summary of the new accounting policies

Assets for right to use

The Company recognizes an asset for the right to use at the beginning of each lease (date when the asset is available for use). The assets for the right to use is measured at cost, net of accumulated depreciation and impairments, and adjusted for any remeasurement of liabilities and to recognize changes in the purchasing power of the currency. The cost of assets for the right to use includes the amount of liabilities for lease recognized, initial direct costs incurred and payments made before the date of commencement of the lease, minus any incentives received. Unless the Company is certain that it will acquire the asset at the end of the lease, assets for the right to use are depreciated in a lineal manner throughout the term of the estimated useful life and the period of the lease, whichever is shorter. Assets for the right to use are subject to impairment.

Lease payables

Liabilities for leases are measured at current value of future lease payments to be made throughout the lease period. Lease payments include fixed payments minus any incentives to be received, variable payments depending on an index or rate and values expected to be paid as security of residual value. Payments also include the value of the exercise of any option to purchase the underlying asset leased and any penalties for termination of the lease, provided it is reasonably possible that the Company will exercise such options. Variable payments not depending on an index or rate are recognized in the results of the period when the condition they are subject to takes place.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Significant judgments to determine the lease period

The Company determines the periods of leases as the period during which the lease cannot be cancelled, together with any period covered by an option to extend or terminate the lease, provided the Company is reasonably certain that it will exercise such option.

The Company applies judgment in determining whether it will renew its leases, taking into consideration all relevant factors creating an economic incentive for the Company to exercise such options.

Amounts recognized in the financial statements

The effects of the application of IFRS 16 as of January 1, 2019 (date of initial application) and as of March 31, 2019 are as follows:

	03.31.2019	01.01.2019

Assets for right to use	308,636,371	322,087,805
Lease payables	278,319,333	322,087,805

17.            TRADE ACCOUNTS RECEIVABLE

	03.31.2019	12.31.2018
Non-current
Regular debtors	9,732,669	10,013,666
Allowance for bad debts	(5,727,765)	(5,487,385)
Total	4,004,904	4,526,281

Current
Regular debtors	2,534,944,528	2,156,218,216
Loan with U.E.P.F.P. - Ferrosur Roca S.A.	137,081,760	148,714,438
Accounts receivable in litigation	19,739,773	22,122,287
Notes receivable	2,690,607	202,258
Foreign customers	5,247,396	3,631,158
Subtotal	2,699,704,064	2,330,888,357
Allowance for bad debts	(21,014,602)	(23,085,049)
Total	2,678,689,462	2,307,803,308

The increase in current trade accounts receivable is due to the increase in prices and in the average collection terms.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

18.            INVESTMENTS

Non-current	03.31.2019	12.31.2018
Investments in other companies
- Cementos del Plata S.A.	1,857,735	1,857,735
Total	1,857,735	1,857,735

Current
Short-term investments:
- Mutual investment fund in pesos	220,078,939	332,832,126
- Certificate of deposit in pesos	-	939,899,592
- Investments in foreign currency	416,193,180	1,067,775,319
- Miscellaneous	-	1,414,398
Total	636,272,119	2,341,921,435

The main decrease in investments is due to payments for the investment project of the new L'Amalí plant.

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	03.31.2019	12.31.2018

Capital	59,602,649	59,602,649
Capital adjustment	2,505,050,499	2,505,050,499
Share premium	4,630,891,823	4,630,891,823
Merger premium	836,529,466	836,529,466
Total	8,032,074,437	8,032,074,437

The breakdown of issued, paid-in and registered capital is as follows:

Common shares with a nominal value of $0.10 each,
each entitling to 1 vote, fully paid-in	596,026,490	596,026,490

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

20.            ACCUMULATED OTHER COMPREHENSIVE INCOME

	03.31.2019	12.31.2018

Exchange differences for transactions in foreign currency
Balances at the beginning of the year	306,819,562	37,903,788
Difference due to conversion of transactions in foreign currency	(4,836,599)	268,915,774
Balances at closing	301,982,963	306,819,562

21.            LOANS

21.1 Breakdown of loans

	03.31.2019	12.31.2018
Loans
In foreign currency	5,494,854,934	5,653,610,349
In local currency	909,254,032	1,011,361,662
Total	6,404,108,966	6,664,972,011

Non-current loans	2,831,317,359	2,914,458,913
Current loans	3,572,791,607	3,750,513,098
Total	6,404,108,966	6,664,972,011

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

21.2 Breakdown of loans

	03.31.2019					12.31.2018
	Company	Ref.	Rate	Maturity	Amount	Amount
Loans in foreign currency - USD
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(1)	6 Months Libor + 4.25%	Mar-21	103,138,853	-
Banco Latinoamericano de Comercio Exterior S.A.	Ferrosur Roca S.A.		3 Months Libor + 1.95%	Aug-19	659,323,993	636,512,139
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.		3 Months Libor + 3.75%	May-20	1,712,683,022	1,652,832,033
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.		3 Months Libor + 3.4%	Jun-19	437,061,067	421,105,473
Loans in foreign currency – Guarani
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.		8.5%	Aug-25	1,559,126,252	1,725,739,873
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.		9.0%	Aug-25	1,023,521,747	1,134,433,999
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.		-	-	-	82,986,830
Total loans in foreign currency					5,494,854,934	5,653,610,347

Loans in local currency
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	Mar-19	-	20,116,153
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	Jun-19	18,361,482	41,256,483
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	July-19	3,192,840	6,253,123
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.		21.75%	Apr-19	157,686,986	176,459,458
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.		21.75%	Apr-19	157,686,986	176,459,458
Advances in checking account	Loma Negra C.I.A.S.A.		51.80%	Apr-19	7,023,637	5,804,088
Advances in checking account	Recycomb S.A.U.U.		-	-	-	7,221,675
Advances in checking account	Ferrosur Roca S.A.		50.70%	Apr-19	565,302,101	577,791,226
Total loans in local currency					909,254,032	1,011,361,664
Total					6,404,108,966	6,664,972,011

	03.31.2019	12.31.2018
Total of loans by company:
Loma Negra C.I.A.S.A.	2,439,147,887	2,323,826,811
Ferrosur Roca S.A.	1,382,313,080	1,390,762,823
Recycomb S.A.U.	-	7,221,675
Yguazú Cementos S.A.	2,582,647,999	2,943,160,702
Total	6,404,108,966	6,664,972,011

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Loma Negra C.I.A.S.A.:

(1)
In March 2019, Loma Negra executed a loan agreement with the Industrial and Commercial Bank of China for a total amount of USD 2,559,014 to be cancelled in March 2021, accruing a variable nominal rate based on the LIBO rate payable every six months.

21.3 Loan transactions

The breakdown of loan transactions for the three months period ended March 31, 2019 is as follows:

Balances as of January 1, 2019	6,664,972,011
New loans and financing	248,125,570
Interest accrued	99,195,418
Exchange difference	(35,181,172)
Effects of exchange differences	96,743,062
Interest payments	(256,642,596)
Principal payments	(413,103,327)
Balances as of March 31, 2019	6,404,108,966

As of March 31, 2019, the maturity schedule for long-term items is as follows:

Fiscal year
2020	759,962,834
2021	502,757,653
2022	392,149,218
2023 onwards	1,176,447,654
Total	2,831,317,359

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

22.            ACCOUNTS PAYABLE

	03.31.2019	12.31.2018
Non-current
Accounts payable for investments in property, plant and equipment	98,358,970	432,762,539
Total	98,358,970	432,762,539

Current
Suppliers	2,237,010,010	2,313,779,222
Related parties (Note 14)	262,067,825	299,677,540
Accounts payable for investments in property, plant and equipment and intangible assets	3,182,754,660	1,855,943,663
Provisions for expenses	775,367,309	955,446,301
Total	6,457,199,804	5,424,846,726

The increase is mainly due to the increase in accounts payable for the acquisition of investments in property, plant and equipment resulting from the progress of the L’Amali plant expansion project. Accounts payable for investments in property, plant and equipment include interest payable in accordance with the payment terms agreed.

23.            PROVISIONS

	03.31.2019	12.31.2018
Non-current
Labor and social security	54,667,029	53,439,460
Environmental	182,787,384	208,041,479
Civil and others	62,182,159	65,621,406
Total	299,636,572	327,102,345

The activity of provisions items were as follows:

	Labor and social security	Environmental	Civil and others	Total

Balances as of January 1, 2019	53,439,460	208,041,479	65,621,406	327,102,345
Increases	9,502,463	-	4,542,549	14,045,012
Uses (*)	(8,274,894)	(25,254,095)	(7,981,796)	(41,510,785)
Balances as of March 31, 2019	54,667,029	182,787,384	62,182,159	299,636,572

(*) Includes provisions for specific purposes and the effect of the inflation adjustment.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

24.            TAX LIABILITIES

	03.31.2019	12.31.2018
Current
Income tax	542,829,833	411,591,751
Value added tax	115,586,421	105,446,860
Gross revenues	61,183,355	52,640,217
Other taxes, withholdings and collections	135,242,332	301,688,216
Total	854,841,941	871,367,044

25.            CASH AND CASH EQUIVALENTS

For the purposes of the condensed interim consolidated statement of cash flows, cash and cash equivalents include cash, bank accounts and short-term high liquidity investments (with maturities less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting fiscal period/year as shown in the condensed interim consolidated statement of cash flows may be reconciled with the related items in the condensed interim consolidated balance sheet as follows:

	03.31.2019	12.31.2018

Cash and banks	860,254,707	901,723,964
Short-term investments (Note 18)	636,272,119	2,341,921,435
Cash and cash equivalents	1,496,526,826	3,243,645,399

26.            FINANCIAL INSTRUMENTS

26.1 Debt to equity ratio

The net debt to equity ratio of the reporting period/year is as follows:

	03.31.2019	12.31.2018

Debt (i)	6,404,108,966	6,664,972,011
Cash and cash equivalents	1,496,526,826	3,243,645,399
Net debt	4,907,582,140	3,421,326,612
Shareholders’ equity (ii)	19,560,638,645	18,502,898,143
Net debt to equity ratio and shareholders’ equity	0.25	0.18

(i)	Debt is defined as long and short-term loans.
(ii)	Shareholders’ equity includes all the Group's reserves and capital managed as capital.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

26.2 Categories of financial instruments

	03.31.2019	12.31.2018
Financial assets
At amortized cost:
Cash and banks	860,254,707	901,723,964
Investments	416,193,015	2,009,089,309
Accounts receivable	2,861,257,559	2,477,856,512
At fair value through income/(loss):
Investments	220,079,104	332,832,126

	03.31.2019	12.31.2018
Financial liabilities
Amortized cost	14,882,585,755	14,156,950,139

26.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These condensed interim consolidated financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Company´s consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 issued on March 7, 2019.

26.4 Fair value measurement

Fair value measurement is described in Note 32.9 to the annual consolidated financial statements.

From December 31, 2018 through March 31, 2019, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Company's financial instruments during the three months period ended March 31, 2019.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of March 31, 2019 and December 31, 2018, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The Management of the Company considers that the liquidity risk exposure is low since the Company has been generating cash flows from its operating activities, supported on strong profits, and has access to loans and financial resources, as explained in Note 21.

26.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in foreign currency at the end of the reporting period/year are as follows:

	03.31.2019	12.31.2018
Liabilities
United States Dollars	4,655,009,643	4,266,842,181
Guaraníes	2,790,070,151	3,148,674,560
Euro	786,164,644	388,467,117
Real	28,409	27,509

Assets
United States Dollars	715,413,862	1,257,647,857
Guaraníes	881,420,350	1,010,067,161
Euro	1,065,152	1,219,552
Real	112,563	99,840

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar.

The following table shows the sensitivity of the Group to an increase in the US Dollar and Guaraní exchange rates. The sensitivity rate is the one used when the exchange risk is reported internally to key management personnel and represents the management's assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts its conversion as of the end of the period/year considering a 25% increase in the exchange rate considering all the items of controlled companies in the calculation.

	Effect of US Dollars	Effect of the Guaraní

	03.31.2019	03.31.2019
Income/(Loss)	984,899	-
Shareholder's Equity	984,899	734,432

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

27.            NONMONETARY TRANSACTIONS

Below is a list of transactions that did not involve cash flows in the three months periods ended March 31, 2019 and 2018, respectively:

	03.31.2019	03.31.2018

- Payments of Property, plant and equipment	929,003,102	13,221,195

28.            OPERATING SEGMENTS

The Company has adopted IFRS 8 - Operating Segments, which requires operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, the chief operating decision maker, in order to allocate resources and evaluate their performance. Said analysis is based on monthly information on historical figures of the segments identified. The information reviewed by the chief operating decision maker mainly consists of the historical information of each month, accumulated until the closing of the fiscal period under analysis, and therefore defers from the inflation-adjusted figures as stated in Note 2.2.

For the purposes of managing its business both financially and operatively, the Company has classified its businesses segments as follows:

i)            Cement, masonry cement and lime - Argentina: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker/quicklime and their subsequent grinding with certain additions intended to obtain the cement, masonry cement and lime.

ii)            Cement - Paraguay: this segment includes the results from the cement business in Paraguay, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker and subsequent grinding with certain aggregates intended to obtain the cement.

iii)            Concrete: this segment includes the results from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iv)            Aggregates:  this segment includes the results from the aggregates business, from the procurement of the raw materials to subsequent grinding.

v)            Railroad: this segment includes the results from the provision of the railroad transportation service.

vi)            Others:  this segment includes the results of the business of treatment and recycling of industrial waste for its use as fuel.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	03.31.2019	03.31.2018
Net revenues from sales
Cement, masonry and lime – Argentina	5,172,003,628	3,399,805,657
Cement – Paraguay	702,947,120	345,910,327
Concrete	1,185,613,943	706,721,507
Railroad	656,288,571	440,596,645
Aggregates	125,799,016	68,301,269
Other	31,523,545	25,132,894
Eliminations	(742,090,408)	(452,636,842)
Total	7,132,085,415	4,533,831,457
Reconciliation - Effect of restatement in homogeneous currency	305,496,179	2,642,149,534
Total	7,437,581,594	7,175,980,991

Cost of sales	03.31.2019	03.31.2018
Cement, masonry and lime – Argentina	3,251,501,971	2,278,017,397
Cement – Paraguay	471,607,166	236,884,823
Concrete	1,062,291,028	675,629,127
Railroad	586,575,178	413,503,603
Aggregates	136,321,450	67,712,692
Other	18,001,533	13,898,413
Eliminations	(742,090,408)	(452,636,842)
Total	4,784,207,918	3,233,009,213
Reconciliation - Effect of restatement in homogeneous currency	508,774,022	2,275,870,590
Total	5,292,981,940	5,508,879,803

Selling, administrative expenses and other expenses	03.31.2019	03.31.2018
Cement, masonry and lime – Argentina	455,686,625	243,486,224
Cement – Paraguay	22,718,028	13,370,246
Concrete	35,185,606	23,779,136
Railroad	44,991,579	32,432,430
Aggregates	1,833,813	1,256,099
Other	11,238,349	8,914,589
Total	571,654,000	323,238,724
Reconciliation - Effect of restatement in homogeneous currency	56,471,738	221,551,540
Total	628,125,738	544,790,264

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Depreciation and amortizations	03.31.2019	03.31.2018
Cement, masonry and lime – Argentina	179,230,011	97,170,443
Cement – Paraguay	105,389,033	54,510,055
Concrete	10,723,294	7,793,560
Railroad	41,583,292	27,031,722
Aggregates	4,362,369	1,718,962
Other	761,640	648,252
Total	342,049,639	188,872,994
Reconciliation - Effect of restatement in homogeneous currency	277,294,766	500,782,461
Total	619,344,405	689,655,455

Net revenues from sales minus cost of sales, selling and administrative expenses, and other income and expenses	03.31.2019	03.31.2018
Cement, masonry and lime – Argentina	1,464,815,032	878,302,036
Cement – Paraguay	208,621,926	95,655,258
Concrete	88,137,309	7,313,244
Railroad	24,721,814	(5,339,388)
Aggregates	(12,356,247)	(667,523)
Other	2,283,663	2,319,893
Total	1,776,223,497	977,583,520
Reconciliation - Effect of restatement in homogeneous currency	(259,749,581)	144,727,404
Total	1,516,473,916	1,122,310,924
Reconciling items:
Tax on bank debits and credits	(110,997,236)	(102,225,618)
Net financial income/(loss)	(134,424,563)	(72,849,008)
Income tax	(203,828,405)	(224,629,793)
Net income	1,067,223,712	722,606,505

Geographical information	03.31.2019	12.31.2018
Non-current assets
Argentina	24,400,225,302	21,930,927,220
Paraguay	4,459,961,164	4,603,271,401

For these purposes, non-current assets do not include deferred tax assets.

No single customer contributed 10% or more of the Group´s income for the three months periods ended March 31, 2019 and 2018, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

29.            SECURITY GRANTED TO CONTROLLED COMPANIES

In April 2017, Ferrosur Roca S.A. executed a loan agreement with HSBC Bank Argentina S.A. for an amount of 150,000,000. Loma Negra C.I.A.S.A. granted security for that loan, and the outstanding balance as of March 31, 2019 is 157,686,986.

Ferrosur Roca S.A. took a new 365 days loan for USD 15,000,000 with Banco Latinoamericano de Comercio Exterior S.A. "BLADEX" at a 3 month LIBOR + 1.95% interest rate with quarterly interest payments. Loma Negra granted security and surety in favor of BLADEX for up to the amount of the loan plus interest and expenses, and also signed the promissory notes issued by Ferrosur Roca S.A. in favor of that entity. As of March 31, 2019, Ferrosur Roca owes $659,323,993 under that loan

Furthermore, Loma Negra granted security for the lines of advances in checking account taken by Ferrosur Roca S.A. as part of the usual course of its activity. As of March 31, 2019, Ferrosur Roca owes $565,302,101 for such advances.

30.            COMMITMENTS

Commitments are described in Note 35 to the annual consolidated financial statements for the fiscal year ended December 31, 2018.

31.            SUBSEQUENT EVENTS

On April 25, 2019, the Shareholders at an Annual Shareholders’ Meeting discussed the allocation of unappropriated retained earnings as of December 31, 2018 for a total amount of $5,438,107,418. It was decided at that Annual Shareholders’ Meeting to allocate $271,905,371 to increase the legal reserve, up to a total of $375,871,947, and the remaining balance, amounting to $5,166,202,047, to an optional Reserve, as per the Company's investment plan.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its controlled companies dispatched 1,522,198 tons of cement and lime, and their net sales amounted to $7,437,581,594. Dispatches overall were 11.6% below those for the same period of the prior year.

Gross income amounted to $2,144,599,654 and the total comprehensive income for the three months period was $1,057,740,502. Said income accounts for a 44% increase compared to the comprehensive income for the same period of the prior year.

2. EQUITY STRUCTURE, COMPARATIVE

	03.31.2019	03.31.2018

Current assets	9,473,403,579	10,524,761,292
Non-current assets	28,860,186,466	22,339,527,755
Total assets	38,333,590,045	32,864,289,047

Current liabilities	11,823,923,967	8,526,320,542
Non-current liabilities	6,949,027,433	7,809,957,500
Total liabilities	18,772,951,400	16,336,278,042

Non-controlling interests	1,585,175,054	1,166,354,018
Shareholders’ equity attributable to owners of the parent company	17,975,463,591	15,361,656,987
Total shareholders’ equity	19,560,638,645	16,528,011,005

3. STRUCTURE OF RESULTS, COMPARATIVE

	03.31.2019	03.31.2018

Gross income	2,144,599,654	1,667,101,188
Selling and administrative expenses	(626,027,610)	(550,617,795)
Other net income and expenses	(2,098,128)	5,827,531
Tax on bank debits and credits	(110,997,236)	(102,225,618)
Net financial income/(loss)	(134,424,563)	(72,849,008)
Income/(loss) before income tax	1,271,052,117	947,236,298
Income tax	(203,828,405)	(224,629,793)
Net income for the period	1,067,223,712	722,606,505

Net income for the period attributable to:
Owners of the parent company	1,013,880,370	670,866,044
Non-controlling interests	53,343,342	51,740,461

Other comprehensive income
Due to exchange differences	(9,483,210)	10,099,565
Total other comprehensive income for the period	(9,483,210)	10,099,565
Total comprehensive income for the period	1,057,740,502	732,706,070

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

4. COMPARATIVE CASH FLOWS STRUCTURE

	03.31.2019	03.31.2018

Net cash flows generated from/(applied to) operating activities	557,571,286	(83,843,062)
Funds allocated to investing activities	(1,904,363,668)	(1,407,819,882)
Funds allocated to financing activities	(421,620,353)	(246,891,205)
Total funds applied during the period	(1,768,412,735)	(1,738,554,149)

5. STATISTICAL DATA (In tons)

	03.31.2019	03.31.2018

Production volume (*)	1,521,207	1,709,128

Sales volume (*)
Argentina	1,367,962	1,580,773
Paraguay	150,621	139,753
Abroad	1,607	1,607
Total	1,522,190	1,722,133

(*) Information not examined or covered by the Review Report.

6. INDEXES

	03.31.2019	03.31.2018

Liquidity	0.80	1.23
Creditworthiness	1.04	1.01
Fixed capital	0.75	0.68

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

7. FUTURE PROSPECTS

Forecasts for the Argentine economy indicate a decrease in the GDP for 2019 in relation to 2018. For the second semester, a change in the trend is expected with regularization of the main economic variables, and the historically positive factor of election years, which will be reflected in the construction industry in general and the cement industry in particular.

Taking into consideration the current scenario and future prospects, the Company is currently working on readapting its production costs and structure expenses to the expected production levels, for the purposes of maintaining the levels of profitability in the current context of the business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 28, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer